Exhibit (a)(1)(B)

To:	All Eligible Employees
From:	Tony DiTonno
Re:	Stock Option Exchange Offer
Date:	November 14, 2011

Today, we are happy to announce that we are offering you the opportunity to participate in an offer to exchange certain of your stock options for new stock options. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise price of a stock option is greater than the current market price of our common stock. As a result, the Compensation Committee of our Board of Directors has approved this offer, which will allow you to exchange certain underwater stock options for new stock options.

We will be distributing to you various materials that explain the terms of the offer. We know that the materials that we send you may seem voluminous, but it is important that you read and try to understand and act on all of these materials. Reading the Offer to Exchange Certain Stock Options for New Stock Options (the “Exchange Offer”) is a good way to get started. In addition, below is a summary of some aspects of the offer that should help familiarize you with the principal terms. We believe this program is potentially very important to you and recommend that you take the time to carefully review the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current stock options under their current terms and conditions.

•	The offer will stay open until 9:00 p.m., Pacific Time, on December 12, 2011, unless we extend the offer period.

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You may exchange only stock options to purchase shares of NeurogesX common stock that were granted with an exercise price that is equal to or greater than $1.07 per share and remain outstanding and unexercised as of the expiration date of this offer, which is December 12, 2011, unless we extend the offer period. However, a stock option will not be an eligible stock option (and any election with regard to such stock option will be disregarded) if, on the expiration date, the exercise price of the stock option is equal to or less than the closing price of NeurogesX common stock on the expiration date. In addition, a stock option will not be an eligible stock option (and any election to exchange such stock option will be disregarded) if the exchange ratio applicable to such option is “NA” due to the closing price of NeurogesX common stock on the expiration date of this offer.

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Individuals who are employees (including an executive officer) of NeurogesX as of the commencement of the offer and through the expiration date are eligible to participate in the offer. The members of our Board of Directors are not eligible to participate in the offer.

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If you properly elect to exchange eligible stock options, you will receive new stock options. The number of new stock options you receive will be based on the number of stock options you exchange, the exercise price of those stock options, and an exchange ratio. Please see Question and Answer 17 and Section 1 of the Exchange Offer for details.

•	New stock options will be subject to a new exercise price, generally a new vesting schedule, and a new maximum term.

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Vesting on any given vesting date will generally be subject to your continued employment with NeurogesX through that vesting date. If your employment with us terminates before your new stock options vest, your new stock options, if any, will generally expire unvested, unless you are otherwise entitled to accelerated vesting in accordance with the terms and conditions of any employment or other written arrangement that you have with NeurogesX.

Additional important details are contained in the Exchange Offer. The offer will end, and the new stock options will be granted, on December 12, 2011, unless we extend the offer period.

This offer is being made under the terms and subject to the conditions of the Exchange Offer and the related election and withdrawal form, which we are providing to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the SEC’s website at http://www.sec.gov. You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed under “Risk Factors” in the Exchange Offer. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer. If you choose not to participate, you will retain your current stock options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election and withdrawal form via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on December 12, 2011 to:

Michelle Evans

NeurogesX, Inc.

Fax: 650-523-4312

E-mail: OptionExchange@NeurogesX.com.

If we extend the offer period, the completed election and withdrawal form must be received by NeurogesX by the date and time of the extended expiration of the offer. If NeurogesX has not received your properly completed and signed election and withdrawal form before the offer expires, you will have rejected this offer and you will keep your current stock options. This form is included in the offer documents.

If you submit an election and withdrawal form, you may change your mind and withdraw from the offer with respect to all (and not less than all) of your eligible stock options at any time before the expiration date. To withdraw from the offer, you must submit an updated election and withdrawal form via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on December 12, 2011 to:

Michelle Evans

NeurogesX, Inc.

Fax: 650-523-4312

E-mail: OptionExchange@NeurogesX.com.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and withdrawal form that NeurogesX receives before the expiration date.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. You should direct questions about this offer and requests for additional copies of this Exchange Offer and the other offer documents to:

Michelle Evans

NeurogesX, Inc.

2215 Bridgepointe Parkway, Suite 200

San Mateo, CA 94404

Phone: (650) 393-7436

E-mail: Mevans@neurogesx.com

If you would like to take advantage of this opportunity, you must complete and submit an election and withdrawal form by 9:00 p.m., Pacific Time, on December 12, 2011.

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